Teva Announces Pricing of $2.0 Billion of Senior Notes

- Proceeds to be used for repayment of existing debt -

Jerusalem, Israel, December 13, 2012 - Teva Pharmaceutical Industries Limited (NYSE: TEVA) announced today that it successfully priced a debt offering by its special purpose finance subsidiaries, consisting of two tranches:

•	$700,000,000 of 2.250% fixed rate senior notes maturing in March 2020 issued by Teva Pharmaceutical Finance IV, LLC; and

•	$1,300,000,000 of 2.950% fixed rate senior notes maturing in December 2022 issued by Teva Pharmaceutical Finance Company BV

The notes will be sold at a price of $999.55 and $998.02 per $1,000 principal amount, respectively, and are rated A3 by Moody’s Investor Services, A- by Standard & Poor’s and A- by Fitch Ratings. The notes will be guaranteed by Teva Pharmaceutical Industries Limited.

“We are very satisfied with the outcome of our debt offering, which was executed to repay existing debt in line with our recently announced new strategy,” stated Eyal Desheh, Executive Vice President and Chief Financial Officer of Teva. “The success of this offering demonstrates the continued confidence that fixed-income investors have in Teva”.

Teva intends to use the net proceeds from this offering to repay the approximately $700 million remaining outstanding under a term loan credit facility due in 2013 and 2014 and redeem the $1 billion outstanding principal amount of its 1.70% Senior Notes due November 2014 via a make-whole call. The balance will be used to repay other indebtedness and/or for general corporate purposes.

These securities are being offered pursuant to Teva’s effective shelf registration statement previously filed with the Securities and Exchange Commission. The offering is being made by a group of underwriters led by Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. Offers and sales of the senior notes may be made only by the related prospectus and prospectus supplement. Closing of the offering is expected on December 18, 2012.

Copies of the prospectus and prospectus supplement may be obtained from Barclays Capital Inc., by calling toll free at 1-888-603-5847; from Goldman, Sachs & Co., by calling toll free at 1-866-471-2526; from J.P. Morgan Securities LLC by calling collect at 1-212-834-4533 or Morgan Stanley & Co. LLC by calling toll free at 1-866-718-1649.

Disclaimers

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

Stabilization/FSA

In connection with the issue of the notes, one or more of the underwriters (or persons acting on behalf of any of the underwriters) may over-allot notes or effect transactions with a view to supporting the market prices of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that such underwriters (or persons acting on behalf of any such underwriter) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time and, if begun, must be brought to an end after a limited period. Any stabilization action or overallotment must be conducted by the relevant underwriter (or persons acting on behalf of such underwriter) in accordance with all applicable laws and rules.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

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